my name is Edwin Martinez and I was born
in California and at two months of age
came down to what the mother and lived
here until I was 12 years old what I do
today is connecting facilitating
relationships between the producer and
we look for producers that have a very
high quality of coffee while most people
have a pretty good concept of how to how
to really process wash coffee well the
last little bits the last little details
I think really make the difference in a
cup from a good coffee
doing great coffee so the approach we've
had us to work with people that not only
that have desire and interest to have
long term relationships but who have a
history of producing great quality
difficult to make a decision to invest
and produce something great when the
market price is volatile so if the
market price is low a lot of people will
cut back how much they put in because
it's a practical thing and it directly
impacts how much you're gonna have to
eat you're gonna have a good pocket next
year my name is patty diabetics and I've
worked here for ten years
independently our and our family we've
worked in coffee for between 60 and 70
years and our values here are very much
committed to producing the best quality
we can with what we're doing but it's
very much investing in the community as
we find a lot of rewarding and being
able to play a role in the local
community does she have something that
she specifically looks for in a fire she
definitely does and very much
looks for once value someone that is a
sensible buyer
and remaining someone who listens who's
interested who understands it's there's
a lot more to this to care more about
the people and the community the joys
and the hardships as well as the quality
of the coffee when you pass well they're

able to take care of our people a lot
better
the impact is big when when they're paid
well for good coffee because we're able
to then turn around and and be someone
that the community can rely on and be a
pillar people that are working with us
picking come back every year we have for
the most part almost all the same people
coming back now that's a phenomenal
thing to have because we have assets of
community within the context of having a
large group of people that come from far
away
settle here for the season and they
leave that's that's a very special thing
so we're best in not only in to this
immediate community year-round ability
the community have seasonal workers that
come
for us
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a lot of oysters that travel a lot II
don't understand is what the true added
cost is producing coffee in this region
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the cost of transportation is a lot
higher the cost of getting any product
there's a lot higher and then there's
the time cost we had at risk that comes
just transporting coffee that is higher
here than in most places it's a lot of
work we're far away and we have to work
hard to focus on what we do that you
need in order for it to be enduring and
sustainable